UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Amendment No. )*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

Gamida Cell Ltd.
(Name of Issuer)

Ordinary shares, par value NIS 0.01 per share
(Title of Class of Securities)

M47364100
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M47364100	13 G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SMARTMIX LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Territory of the British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,857,331

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,857,331

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,857,331

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 4.
**Based on 24,222,904 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer fully diluted on an as-converted basis as of October 30, 2018, based on information provided to the reporting person by the issuer.

Item 1

(a)	Name of Issuer:

Gamida Cell Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

5 Nahum Heftsadie Street
Givaat Shaul, Jerusalem 91340 Israel

Item 2

(a) - (c) This Schedule 13G is being filed by SMARTMIX LIMITED, a company limited by shares incorporated under the laws of the Territory of the British Virgin Islands who is referred to herein as the “Reporting Person”.

The principal business address of the Reporting Person is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(d)	Title of Class of Securities:	Ordinary Shares

(e)	CUSIP Number:	M47364100

Item 3	Not applicable.

Item 4	Ownership.

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

Smartmix beneficially owns 1,785,714 Ordinary Shares and warrants to purchase 1,071,617 Ordinary Shares.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Person have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2019

SMARTMIX LIMITED
By: VMS Investment Fund II, L.P.

	By:	/s/ Chong Tin Lung Benny
Name: Chong Tin Lung Benny
Title: Director